Exhibit 2.3

EXECUTION VERSION

Date 26 January 2022

GOLAR LNG LIMITED
as Lender

-and-

COOL COMPANY LIMITED
as Borrower

______________________________________

LOAN AGREEMENT

______________________________________

relating to

a US$25,000,000 revolving credit facility

INDEX

Clause		Page

1	INTERPRETATION	1
2	FACILITY	2
3	DRAWDOWN	2
4	INTEREST AND COMMITMENT FEE	3
5	DEFAULT INTEREST	3
6	REPAYMENT, PREPAYMENT AND CANCELLATION	4
7	CONDITIONS PRECEDENT	5
8	REPRESENTATIONS AND WARRANTIES	5
9	UNDERTAKINGS	6
10	PAYMENTS AND CALCULATIONS	6
11	EVENTS OF DEFAULT	7
12	INDEMNITIES	8
13	NO SET-OFF OR TAX DEDUCTION	9
14	ILLEGALITY	9
15	TRANSFERS	10
16	NOTICES	10
17	SUPPLEMENTAL	11
18	LAW AND JURISDICTION	11

Schedule 1: Drawdown Notice		13

2

THIS AGREEMENT is made on 26 January 2022

BETWEEN

(1)       GOLAR LNG LIMITED, a company incorporated in Bermuda whose registered office is at 2nd Floor, S.E. Pearman Building, 9 Par-La-Ville Road, Hamilton, HM 11, Bermuda (the “Lender”); and

(2)        COOL COMPANY LIMITED, a company incorporated in Bermuda whose registered office is at 2nd Floor, S.E. Pearman Building, 9 Par-La-Ville Road, Hamilton, HM 11, Bermuda (the “Borrower)”.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions. In this Agreement:

“Advance” means the principal amount of each borrowing by the Borrower under this Agreement;

“Availability Period” means the period commencing on the date of this Agreement and ending on:

(a)	the date falling 24 months after the date of this Agreement (or such later date as the Lender may agree with the Borrower); or

(b)	if earlier, the date on which the Commitment is fully cancelled in accordance with this Agreement;

“Available Commitment” means, at any time during the Availability Period, the Commitment less the amount of the Loan at that time;

“Business Day” means a day on which banks are open in London and, in respect of a day on which a payment is required to be made under this Agreement, also in New York City;

“Commitment” means $25,000,000 as that amount may be cancelled in accordance with this Agreement;

“Dollars” and “$” means the lawful currency for the time being of the United States of America;

“Drawdown Date” means, in relation to an Advance, the date requested by the Borrower for an Advance to be made, or (as the context requires) the date on which the Advance is actually made;

“Drawdown Notice” means a notice in the form set out in Schedule 1 (or in any other form approved by the Lender);

“Event of Default” means any of the events or circumstances described in Clause 11.1;

“Interest Period” means the period of one (1) month, three (3) months or six (6) months or such other period as may be agreed by the Lender and the Borrower;

“Loan” means the principal amount for the time being outstanding under this Agreement;

“Repayment Date” means, in relation to each Advance, the last date of the Interest Period or, if earlier, the Termination Date;

“Senior Debt” means any current or future liability (actual or contingent) payable or owing by the Borrower to any bank, financial institution, trust, fund or other lender under or in connection with any debt, bond, swap or other financial instrument of the Borrower;

“Termination Date” means the date falling 24 months after the date of this Agreement.

1.2	Clause references. References in this Agreement to Clauses are, unless otherwise specified, references to clauses of this Agreement.

1.3
References to persons.  References to “person” or “persons” or to words importing persons include, without limitation, individuals, firms, corporations, government agencies, committees, departments, authorities and other bodies, incorporated or unincorporated, whether having distinct legal personality or not.

1.4	Clause headings. Clause headings are for ease of reference only.

2	FACILITY

2.1	Amount of facility. Subject to the other provisions of this Agreement, the Lender shall make a revolving credit facility not exceeding $25,000,000 available to the Borrower.

2.2	Purpose of facility. The Borrower undertakes to use each Advance to finance its general working capital requirements.

2.3
Subordination.  The Parties acknowledge that the Loan shall be subordinated to the Senior Debt in all respects (including upon insolvency), and, notwithstanding anything to the contrary contained in this Agreement (including under Clause 3 or 4 hereof), the Borrower shall not be required to make, and shall not make, any payment of principal, interest or any other amount under the Loan, if a default or event of default (as defined in any Senior Debt financing documents) shall have occurred and be continuing.

3	DRAWDOWN

3.1
Request for Advance.  Subject to the following conditions, the Borrower may request an Advance to be made by ensuring that the Lender receives a completed Drawdown Notice not later than 11.00 a.m. (London time) 3 Business Day prior to the intended Drawdown Date.

3.2	Availability. The conditions referred to in Clause 3.1 are that:

(a)	a Drawdown Date has to be a Business Day during the Availability Period;

(b)	the amount of an Advance shall be at least $5,000,000 and shall not exceed the Available Commitment; and

(c)	the aggregate amount of the Advances shall not exceed the Commitment.

3.3	Drawdown Notice irrevocable. A Drawdown Notice must be signed by an officer of the Borrower; and once served, a Drawdown Notice cannot be revoked without the prior consent of the Lender.

3.4
Disbursement of Advance.  Subject to the provisions of this Agreement, the Lender shall on each Drawdown Date make each Advance to the Borrower; and payment to the Borrower shall be made to the account which the Borrower specifies in the Drawdown Notice.

4	INTEREST AND COMMITMENT FEE

4.1	Calculation of interest. The rate of interest on each Advance for each Interest Period is five per cent (5%) per annum.

4.2	Payment of interest. Subject to clause 6, the Borrower shall pay accrued interest on each Advance on the last day of the Interest Period applicable to that Advance.

4.3	Commencement date of Interest Period. An Interest Period for an Advance shall start on the Drawdown Date of that Advance.

4.4
Commitment Fee.  The Borrower shall pay to the Lender a fee (the “Commitment Fee”) computed at the rate per annum of 0.5 per cent (0.5%) of the Available Commitment, calculated from the date of this Agreement to the expiry of the Availability Period.

4.5
Payment of Commitment Fee.  The accrued Commitment Fee is payable on the last day of each successive period of one month which ends during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount at the time the cancellation is effective.

5	DEFAULT INTEREST

5.1
Payment of default interest on overdue amounts.  If the Borrower fails to pay any amount payable under this Agreement when due, it shall pay immediately on demand by the Lender pay interest at the default rate in accordance with Clause 5.2 on the overdue amount from its due date up to until the date of actual payment (as well after as before judgment).

5.2	Default rate of interest.

(a)
Interest shall accrue on an overdue amount at the rate of 2 per cent. per annum above the rate (subject to paragraph (b) below) which would have been payable by if the overdue amount had, during the period of non-payment, constituted the Loan for successive Interest Periods, each of a duration selected by the Lender (acting reasonably).

(b)
If any overdue amount consists of all or part of the Loan (or any relevant part which became due on a day which was not the last day of an Interest Period relating to the Loan or the relevant part of it:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan or the relevant part of it; and

(ii)
the rate of interest applying to the overdue amount during that first Interest Period shall be two per cent. per annum higher than the rate which would have applied if the overdue amount had not become due.

5.3
Payment of accrued default interest.  Subject to the other provisions of this Agreement, any interest due under this Clause shall be paid on the last day of the Interest Period by reference to which it was determined.

5.4	Compounding of default interest. Any such interest which is not paid at the end of the Interest Period by reference to which it was determined shall thereupon be compounded.

6	REPAYMENT, PREPAYMENT AND CANCELLATION

6.1	Repayment Date for each Advance. Each Advance shall be repaid in full on the Repayment Date applicable to it.

6.2
Deemed repayment.  In respect of an Advance, if no repayment is made on the Repayment Date for that Advance then the Advance shall be deemed to have been repaid by a further Advance in the same amount and with the same Interest Period which shall be deemed to have been drawn down on the Repayment Date for the original Advance.  For the avoidance of doubt, this Clause only applies in respect of amounts due on Repayment Dates and not in respect of amounts due on the Termination Date.

6.3
Additional payments on Termination Date.  On the Termination Date, the Borrower shall repay any Advance then outstanding in full and shall additionally pay to the Lender all other sums, if any, then owing or accrued under this Agreement.

6.4
Voluntary prepayment.  The Borrower may prepay the whole (but not part only) of an Advance on the last day of an Interest Period applicable to such Advance on giving at least 5 days’ prior written notice to the Lender.

6.5
Effect of notice of prepayment.  A prepayment notice may not be withdrawn or amended without the consent of the Lender and the amount specified in the prepayment notice shall become due and payable by the Borrower on the date for prepayment specified in the prepayment notice.

6.6	Amounts payable on prepayment. A prepayment shall be made together with any amount payable under Clause 13 or otherwise under this Agreement in respect of the amount prepaid.

6.7	Reborrowing permitted. Subject to the terms of this Agreement, any amount repaid or prepaid may be reborrowed.

6.8	Voluntary cancellation. The Borrower may cancel the whole (or any part) of the Commitment on giving at least 5 days’ prior written notice to the Lender.

6.9	Effect of notice of cancellation. The service of a cancellation notice shall cause the amount of the Commitment specified in the notice to be permanently cancelled.

7	CONDITIONS PRECEDENT

7.1	Conditions. The Lender’s obligation to make an Advance is subject to the following conditions precedent:

(a)
in respect of the first Drawdown, a copy of a resolution of the board of directors of the Borrower (or, if applicable, any committee of such board empowered to approve and authorise the following matters):

(i)	approving the terms of, and the transactions contemplated by, this Agreement and resolving that it execute this Agreement;

(ii)	authorising a specified person or persons to execute this Agreement; and

(iii)
authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Drawdown Notice) to be signed and/or despatched by it under or in connection with this Agreement;

(b)	that, on the date of the Drawdown Request and on the Drawdown Date, the representations and warranties in Clause 8 are true and correct; and

(c)
that, on the date of the Drawdown Request and on the Drawdown Date, but prior to the making of the Advance, no Event of Default has occurred and is continuing or would result from the borrowing of the Advance.

8	REPRESENTATIONS AND WARRANTIES

8.1	Borrower’s representations and warranties. The Borrower represents and warrants to the Lender that the following statements are, at the date hereof, true and accurate:

(a)	it is duly formed with limited liability under the laws of the Republic of the Marshall Islands and has full power and authority to enter into and perform its obligations under this Agreement;

(b)	the execution, delivery and performance of this Agreement:

(i)	have been duly authorised by all necessary corporate action on its part; and

(ii)	do not contravene any applicable law, regulation or order binding on it or any of its assets or its constitutional documents;

(c)
neither the execution, delivery and performance by it of this Agreement require the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any relevant governmental authority or agency, except such as have been obtained and are in full force and effect; and

(d)	this Agreement constitutes its legal, valid and binding obligations.

8.2
Survival of representations and warranties.  The representations and warranties given in this Clause 8 shall be deemed to be repeated on the date of each Drawdown Notice, each Drawdown Date, and the last day of each Interest Period, and shall survive the execution of this Agreement.

9	UNDERTAKINGS

9.1
General.  The Borrower undertakes with the Lender to comply with the following provisions of this Clause 9 at all times whilst it has any outstanding obligations or liabilities under this Agreement, except as the Lender may otherwise permit.

9.2
Notification of Event of Default.  The Borrower will promptly inform the Lender of any event which constitutes or may constitute an Event of Default or which may adversely affect the Borrower’s ability to perform its obligations under this Agreement.

9.3
Information.  The Borrower will deliver to the Lender such financial information in respect of its business and financial status as the Lender may reasonably require including, but not limited to, copies of its unaudited quarterly financial statements and of its audited annual financial statements.

10	PAYMENTS AND CALCULATIONS

10.1	Currency and method of payments All payments to be made by the Borrower to the Lender under this Agreement shall be made to the Lender:

(a)	by not later than 11.00 a.m. (New York City time) on the due date;

(b)	in same day Dollar funds; and

(c)	to such account of the Lender as the Lender may from time to time notify to the Borrower.

10.2	Payment on non-Business Day. If any payment by the Borrower under this Agreement would otherwise fall due on a day which is not a Business Day:

(a)	the due date shall be extended to the next succeeding Business Day; or

(b)	if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day.

10.3	Basis for calculation of periodic payments. Default interest shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

11	EVENTS OF DEFAULT

11.1	Events of Default. An Event of Default occurs if:

(a)
the Borrower fails to pay when due any sum payable under this Agreement unless such failure is due to a technical breakdown or communication error in which case the Borrower shall rectify such non-payment within 3 Business Days of it having been notified of the missed payment by the Lender; or

(b)
any breach by the Borrower occurs of any provision of this Agreement (other than a breach covered by paragraph (a)) which is capable of remedy and which continues unremedied 10 Business Days after receipt by the Borrower of a written request from the Lender that the breach be remedied; or

(c)	any information given by the Borrower to the Lender in relation to this Agreement proves to be misleading or incorrect in any material respect when made; or

(d)
any other loan or guarantee of the Borrower exceeding $10,000,000 is declared (or is capable of being declared) by the relevant creditor or creditors due prematurely due to a default, to non-payment or any security in respect thereof becomes enforceable; or

(e)
a lien, arrest, distress or similar event is levied upon or against a substantial part of the assets of the Borrower which is not discharged or contested in good faith within 10 Business Days after the Borrower has become aware of the same; or

(f)	a substantial part of the Borrower’s business or assets is destroyed, abandoned, seized, appropriated or forfeited for any reason; or

(g)	any order shall be made by any competent court or resolution passed by the Borrower for the appointment of a liquidator, administrator or receiver of, or for the winding-up of, the Borrower; or

(h)
an encumbrancer takes possession of or a receiver is appointed of the whole or any material part of the assets of the Borrower or a distress, execution or other process is levied or enforced upon or sued out against the whole or a material part of the assets of the Borrower; or

(i)
the Borrower is insolvent or is unable to pay its debts as they fall due, or admits its insolvency or its inability to, pay its debts as they fall due, or shall be adjudicated or found bankrupt or insolvent, or shall enter into any composition or other arrangement with its creditors generally; or

(j)	any event shall occur which under the law of any jurisdiction to which the Borrower is subject has an effect equivalent or similar to any of the events referred to in Clause 11.1(g), (h), or (i); or

(k)
the Borrower ceases or suspends or threatens to cease or suspend the carrying on of its business or a substantial part of its business or disposes of or threatens to dispose of a substantial part of its business or assets which is material in the context of this Agreement; or

(l)	it becomes unlawful for the Borrower to perform its obligations under this Agreement; or

(m)	any representation of warranty made or deemed to be made or repeated under Clause 8 is untrue or incorrect in any material respect or misleading.

11.2	Actions following an Event of Default. On or at any time after, the occurrence of an Event of Default the Lender may:

(a)	serve on the Borrower a notice stating that all obligations of the Lender to the Borrower under this Agreement are cancelled; and/or

(b)
serve on the Borrower a notice stating that the Loan, any accrued default interest and all other amounts owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(c)	take any other action which, as a result of the Event of Default or any notice served under paragraph (a) or (b), the Lender is entitled to take under this Agreement or any applicable law.

11.3	Termination of obligations. On the service of a notice under Clause 11.2(a), all the obligations of the Lender to the Borrower under this Agreement shall terminate.

11.4
Acceleration of Loan.  On the service of a notice under Clause 11.2(b), the Loan and all other amounts accrued or owing from the Borrower under this Agreement shall subject to Clause 2.3 become immediately due and payable or, as the case may be, payable on demand.

12	INDEMNITIES

12.1
Indemnities regarding the borrowing and repayment of Loan.  The Borrower shall fully indemnify the Lender on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Lender as a result of or in connection with:

(a)	any failure (for whatever reason) by the Borrower to make payment of any amount due under this Agreement on the due date or, if so payable, on demand; and

(b)	the occurrence of an Event of Default and/or the acceleration of repayment of the Loan under Clause 11.

12.2
Breakage costs.  Without limiting its generality, Clause 13.1 covers any claim, expense, liability or loss, including a loss of a prospective profit, incurred by the Lender in liquidating or employing deposits from third parties acquired or arranged to fund or maintain all or any part of the Loan and/or any overdue amount (or an aggregate amount which includes the Loan or any overdue amount).

13	NO SET-OFF OR TAX DEDUCTION

13.1	No deductions. All amounts due from the Borrower under this Agreement shall be paid:

(a)	without any form of set-off, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which the Borrower is required by law to make.

13.2	Grossing-up for taxes. If the Borrower is required by law to make a tax deduction from any payment:

(a)	the Borrower shall notify the Lender as soon as it becomes aware of the requirement;

(b)	the Borrower shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises; and

(c)
the amount due in respect of the payment shall be increased by the amount necessary to ensure that the Lender receives a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

13.3	In this Clause 13 “tax deduction” means any deduction or withholding on account of tax from a payment under this Agreement.

14	ILLEGALITY

14.1	Illegality. This Clause 14 applies if the Lender notifies the Borrower that it has become:

(a)	unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(b)	contrary to, or inconsistent with, any regulation, for the Lender to maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement.

14.2
Notification and effect of illegality.  On the Lender notifying the Borrower under Clause 14.1, the Commitment shall be cancelled; and the Borrower shall repay or prepay the Advances in full on the last day of the current Interest Period or if earlier, the date specified in the lender’s notice under Clause 14.1 which must not be earlier than the last day of any applicable grace period allowed by law.

14.3
Mitigation.  If circumstances arise which would result in a notification under Clause 14.1 then, without in any way limiting the rights of the Lender under Clause 14.2, the Lender shall use reasonable endeavours to transfer its obligations, liabilities and rights under this Agreement to a subsidiary not affected by the circumstances but the Lender shall not be under any obligation to take any such action if, in its opinion, to do would or might:

(a)	have an adverse effect on its business, operations or financial condition; or

(b)	involve it in any activity which is unlawful or prohibited or any activity that is contrary to, or inconsistent with, any regulation; or

(c)	involve it in any expense (unless indemnified to its satisfaction) or tax liability.

15	TRANSFERS

15.1	No Transfers. Neither party may, without the consent of the other party, transfer any of its rights, liabilities or obligations under this Agreement.

16	NOTICES

16.1
General.  Unless otherwise specifically provided, any notice under or in connection with this Agreement shall be given by letter or fax and shall be effective upon receipt; and references in this Agreement to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

16.2	Addresses for communications. A notice by letter or fax shall be sent:

(a)	to the Lender:

Golar LNG Limited
c/o Golar Management Ltd
6th Floor, The Zig Zag, 70 Victoria Street
London, SW1E 6SQ, United Kingdom

Fax:                   +44(0) 20 7063 7901
Attention:          Chief Financial Officer

(b)	to the Borrower:

Cool Company Limited
c/o Cool Company Management Ltd
6th Floor, The Zig Zag, 70 Victoria Street
London, SW 6SQ, United Kingdom

Fax:                   +44(0) 20 7063 7901
Attention:          Chief Financial Officer

or to such other address as the relevant party may notify the other.

17	SUPPLEMENTAL

17.1	Rights cumulative. The rights and remedies which this Agreement gives to the Lender are:

(a)	cumulative;

(b)	may be exercised as often as appears expedient; and

(c)	shall not, unless explicitly and specifically stated so, be taken to exclude or limit any right or remedy conferred by any law.

17.2
Severability.  If any provision of this Agreement is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of this Agreement.

17.3	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

18	LAW AND JURISDICTION

18.1	English law. This Agreement shall be governed by, and construed in accordance with, English law.

18.2	Exclusive English jurisdiction. Subject to Clause 19.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.

18.3	Choice of forum for the exclusive benefit of the Lender. Clause 19.2 is for the exclusive benefit of the Lender, which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Borrower shall not commence any proceedings in any country other than England in relation to a Dispute.

18.4
Process agent.  The Borrower irrevocably appoints Cool Company Management Limited at its registered office for the time being, presently at 6th Floor, The Zig Zag, 70 Victoria Street, London, SW1E 6SQ, United Kingdom, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

18.5
Lender’s rights unaffected.  Nothing in this Clause 18 shall exclude or limit any right which the Lender may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

18.6
Meaning of “proceedings”.  In this Clause 18, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure and a “Dispute” means any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement).

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

 SCHEDULE 1

 DRAWDOWN NOTICE

To:	Golar LNG Limited, 2nd Floor, S.E. Pearman Building, 9 Par La Ville Road, Hamilton HM 11, Bermuda

[•] 2022
1.
We refer to the loan agreement (the “Loan Agreement”) dated 26 January 2022 and made between us as Borrower and you as Lender in connection with a revolving credit facility of up to US$25,000,000.  Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.

2.	We request to borrow as follows (the “Advance”):-

(a).	Amount: US$[0];

(b).	Drawdown Date: [0];

(c).	Interest Period: [0]

(d).	Payment instructions: account in our name and numbered [•] with [•] of [•].

3.	We represent and warrant that no Event of Default has occurred or will result from the borrowing of the Advance.

4.	This notice cannot be revoked without the prior consent of the Lender.

Yours faithfully

Name:
Title:
for and on behalf of
COOL COMPANY LIMITED

EXECUTION PAGE

LENDER

SIGNED by Karl F. Staubo	)	/s/ Karl F. Staubo
)
for and on behalf of	)
GOLAR LNG LIMITED))
in the presence of: Erling Lind	)

BORROWER

SIGNED by Eduardo Maranhao	)	/s/ Eduardo Maranhao
)
for and on behalf of	)
COOL COMPANY LIMITED))
in the presence of: Erling Lind	)